# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Firefly Neuroscience, Inc., CIK 0000803578
CUSIP: 317970101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0001104659-24-090874
Filed by CIK 0002034160
Persons authorized to receive notices and communications: Jordan Kupinsky, 22 St. Clair Avenue East, Suite 202, Toronto, Ontario Canada (A6), M4T 2S3, (416) 515-2318

## Reporting persons
- WPC Management Services Inc. (CIK 0002034112): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 752,721; sole dispositive power 0; shared dispositive power 752,721; aggregate amount beneficially owned 752,721 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 shares of common stock ("Common Shares") of Firefly Neurosciences, Inc. (the "Issuer") held by Windsor Private Capital LP. In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- WPC GP I Inc. (CIK 0002034166): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 752,721; sole dispositive power 0; shared dispositive power 752,721; aggregate amount beneficially owned 752,721 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- Windsor Private Capital LP (CIK 0002034160): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 752,721; sole dispositive power 0; shared dispositive power 752,721; aggregate amount beneficially owned 752,721 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 Common Shares of the Issuer.
  In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- Jordan Kupinsky (CIK 0001544321): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 821,481; sole dispositive power 0; shared dispositive power 821,481; aggregate amount beneficially owned 821,481 (6.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 Common Shares of the Issuer held by Windsor Private Capital LP, and 68,760 Common Shares held by HJRK Holdings Inc.
  In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- HJRK Holdings Inc. (CIK 0002034082): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,760; sole dispositive power 0; shared dispositive power 68,760; aggregate amount beneficially owned 68,760 (0.5% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- Rocco Marcello (CIK 0002034039): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 752,721; sole dispositive power 0; shared dispositive power 752,721; aggregate amount beneficially owned 752,721 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.
- John Cundari (CIK 0002034031): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 752,721; sole dispositive power 0; shared dispositive power 752,721; aggregate amount beneficially owned 752,721 (5.6% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 752,721 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,492,928 Common Shares of the Issuer outstanding as of December 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Firefly Neuroscience, Inc.
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Comment:
This Amendment No. 5 (this "Amendment No. 5") to Schedule 13D amends and supplements the Schedule 13D originally filed on August 19, 2024, as amended by Amendment No. 1 filed on October 15, 2025, Amendment No. 2 filed on October 23, 2025, Amendment No. 3 filed on November 7, 2025 and Amendment No. 4 filed on December 9, 2025 (the "Schedule 13D"). As used in this Amendment No. 5, the term "Reporting Persons" collectively refers to:

WPC Management Services Inc., a corporation formed under the laws of Ontario, Canada ("WPC Management");
WPC GP I Inc., a corporation formed under the laws of Ontario, Canada ("WPC");
Windsor Private Capital LP, a limited partnership formed under the laws of Ontario, Canada ("Windsor");
Jordan Kupinsky, a Canadian citizen ("Mr. Kupinsky"), Managing Partner of Windsor;
HJRK Holdings Inc., a corporation formed under the laws of Ontario, Canada ("HJRK");
Rocco Marcello, a Canadian citizen ("Mr. Marcello"), Founder, Chairman and Executive Officer of Windsor; and
John Cundari, a Canadian citizen ("Mr. Cundari"), President of Windsor.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 is hereby incorporated by reference into Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
As further described in Item 5(c) below, the Reporting Persons sold an aggregate of 185,800 Common Shares between December 10, 2025 and December 31, 2025.

As a result of the transactions described herein, the aggregate percentage of Common Shares that the Reporting Persons may be deemed to beneficially own decreased, as disclosed on the cover pages of this Amendment No. 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,492,928 Common Shares outstanding as of December 2, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transactions in the open market in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment No. 5, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.
Windsor sold 11,200 Common Shares on December 10, 2025 at a price of $1.7121 per Common Share.
Windsor sold 9,300 Common Shares on December 11, 2025 at a price of $1.6787 per Common Share.
Windsor sold 9,600 Common Shares on December 12, 2025 at a price of $1.6103 per Common Share.
Windsor sold 2,475 Common Shares on December 15, 2025 at a price of $1.5453 per Common Share.
Windsor sold 8,225 Common Shares on December 16, 2025 at a price of $1.4038 per Common Share.
Windsor sold 4,900 Common Shares on December 17, 2025 at a price of $1.3633 per Common Share.
Windsor sold 9,600 Common Shares on December 18, 2025 at a price of $1.3015 per Common Share.
Windsor sold 20,077 Common Shares on December 29, 2025 at a price of $0.9651 per Common Share.
Windsor sold 62,923 Common Shares on December 30, 2025 at a price of $0.8756 per Common Share.
Windsor sold 47,500 Common Shares on December 31, 2025 at a price of $0.8700 per Common Share.

## Signatures
- WPC Management Services Inc.: /s/ John Cundari, John Cundari, Partner (12/31/2025)
- WPC GP I Inc.: /s/ John Cundari, John Cundari, Partner (12/31/2025)
- Windsor Private Capital LP: /s/ John Cundari, John Cundari, Partner, WPC GP I Inc., as general partner of Windsor Private Capital LP (12/31/2025)
- Jordan Kupinsky: /s/ JORDAN KUPINSKY, JORDAN KUPINSKY (12/31/2025)
- HJRK Holdings Inc.: /s/ Jordan Kupinsky, Jordan Kupinsky, President and Director (12/31/2025)
- Rocco Marcello: /s/ ROCCO MARCELLO, ROCCO MARCELLO (12/31/2025)
- John Cundari: /s/ JOHN CUNDARI, JOHN CUNDARI (12/31/2025)